Exhibit 99.1

MATERIAL FACT

LATAM AIRLINES GROUP S.A.

Registration in the Securities Registry No. 306

Santiago, October 11, 2022

Ms.

Solange Berstein Jáuregui

President

Comisión para el Mercado Financiero

Av. Libertador Bernardo O’Higgins 1449

Santiago

Ref.:     Communicates MATERIAL FACT

Dear Madam:

Pursuant to the provisions set forth in Article 9 and the second paragraph of Article 10 of the Securities Market Law, and in General Rule No. 30, duly authorized, I hereby report the following MATERIAL FACT of LATAM Airlines Group S.A. (“LATAM” or the “Company”), registration in the Securities Registry No. 306:

I.	Exit Financing

1.	As previously reported by material fact dated as of June 11, 2022, on June 10, 2022 LATAM and certain of its direct and indirect subsidiaries (collectively with LATAM, the “Debtors”) entered into debt commitment letters (the “Exit Financing Commitment Letters”) with JPMorgan Chase Bank, N.A. (“JPM”), Goldman Sachs Lending Partners LLC (“GS”), Barclays Bank PLC (“Barclays”), BNP Paribas, BNP Paribas Securities Corp. (collectively, “BNP”) and Natixis, New York Branch (“Natixis”, and collectively with JPM, GS, Barclays, and BNP and their affiliates parties thereto, the “Exit Financing Lenders”). The Exit Financing Commitment Letters contain a commitment for the provision of a US$2,250 million financing and a US$500 million new revolving credit facility (collectively, the “Exit Financing”). The foregoing, as contemplated in the plan of reorganization and financing of the Debtors (the “Plan of Reorganization”) that has been approved and confirmed in their reorganization proceeding in the United States of America (the “Chapter 11 Proceeding”) before the Bankruptcy Court of the Southern District of New York under the rules set forth in Chapter 11 of Title 11 of the United States Code.

2.	The Exit Financing has been structured as a combination of (i) a US$500,000,000 Exit Revolving Facility (the “Revolving Facility”); (ii) a US$1,100,000,000 Exit Term Loan B Facility (the “Term Loan B Facility”); (iii) a US$750,000,000 bridge-to-5Y notes term loan facility (“Bridge to 5Y Facility”); (iv) a note issuance exempt from registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), in accordance with Rule 144A and Regulation S, both under the Securities Act, maturing five years after issuance (5NC2) (the “5Y Notes” and together with the Bridge to 5Y Facility, the “5Y Bridge Facility/Notes”), in an aggregate principal amount of US$450,000,000; (v) a US$750,000,000 bridge-to-7Y notes term loan facility (“Bridge to 7Y Facility”, and collectively with the Bridge to 5Y Facility, the “Bridge Facilities”); and (vi) a note issuance exempt from registration under the Securities Act in accordance with Rule 144A and Regulation S, both under the Securities Act, maturing seven years after issuance (7NC3) (the “7Y Notes”, and together with the Bridge to 7Y Facility, the “7Y Bridge/Facility Notes”, and together with the 5Y Bridge Facility/Notes, the “Bridge Facility/Notes”), in an aggregate principal amount of US$700,000,000.

3.	The Bridge Facilities will be repaid on or before the date of emergence from the Chapter 11 Proceeding with proceeds obtained as a result of the placement of the 5Y Notes and the 7Y Notes (collectively, the “Notes”), and proceeds obtained under the Term Loan B Facility. Thus, as of such date, the Exit Financing going forward will be comprised by a US$2,250 million financing and a US$500 million new revolving credit facility.

4.	The Company intends to execute the applicable agreements documenting the Revolving Facility, the Term Loan B Facility and the Bridge Facilities on October 12, 2022 and draw thereunder as follows:

a.	The Bridge Facilities on October 12, 2022; and

b.	With respect to the Term Loan B Facility: (i) an initial amount of US$750,000,000 on October 12, 2022; and (ii) the remainder thereunder of US$350,000,000 on the date of emergence from the Chapter 11 Proceeding.

5.	In turn, the settlement of the Notes is expected to close on October 18, 2022.

6.	As previously reported, the Revolving Facility, the Term Loan B Facility and the Notes have been structured as debtor-in possession facilities that will close during the pendency of the Chapter 11 Proceeding; provided, however, that they have been structured to remain in place after the Debtors’ emergence from the Chapter 11 Proceeding. Thus, subject to the satisfaction of certain customary conditions at emergence (the “Conversion Date”), they will be automatically converted into a financing that will remain in effect after emergence.

7.	The key terms and conditions of the Exit Financing are set forth below:

a.	Revolving Facility:

i.	Borrower: The Company, acting through its Florida branch.

ii.	Guarantors: The Debtors (other than LATAM), and additional affiliates of the Company that may become guarantors thereunder from time to time (collectively, the “Guarantors”).

iii.	Lenders: Exit Financing Lenders

iv.	Principal Amount: US$500,000,000.

v.	Scheduled Maturity Date: The earlier of: (i) December 31, 2026; (ii) four and a half years after closing; (iii) four years after the Conversion Date. The Revolving Facility includes a mechanic to allow individual lenders thereunder to extend their financing commitments or loans, provided that any offer to extend the maturity date shall be offered to all lenders ratably.

vi.	Interest: At LATAM’s election, either: (i) the alternate base rate (“ABR”) (with a floor of 1.00%) plus an applicable margin of 3.00%; or (ii) Adjusted Term SOFR rate (with a floor of 0.00%) plus an applicable margin of 4.00%.

vii.	Fees:

1.	Each Exit Financing Lender shall receive an amount equal to 1.50% of the aggregate amount of the commitments of such lender, payable on, and subject to the occurrence of, the closing date.

2.	Wilmington Trust, N.A., acting as collateral trustee, trustee, registrar, paying agent, and collateral agent to the Exit Financing facilities will receive (i) an acceptance fee of US$25,000, (ii) an annual administration fee of US$10,000 per facility and (iii) an annual collateral agent fee of US$50,000 plus US$5,000 per joinder to the facilities comprising the Exit Financing.

3.	JPMorgan, in its capacity as administrative agent, shall receive an annual administration fee of US$75,000.

viii.	Security Interest and Preference:

1.	To be secured pari passu with the remaining facilities of the Exit Financing, with the following guaranties and collateral: (i) prior to the Conversion Date, with substantially the same guaranties and collateral that secure the DIP financing currently in place (the “Existing DIP Financing”); and (ii) after the Conversion Date, with the same guaranties and collateral, with certain variations.

2.	Prior to the Conversion Date, will have a super-priority administrative claim as provided in the U.S. Bankruptcy Code.

b.	Term Loan B Facility:

i.	Borrowers: The Company (as borrower), and Professional Airlines Services, Inc. (“PAS”), a Florida corporation and a wholly owned subsidiary of LATAM (as co-borrower) (the “Co-Borrower”).

ii.	Guarantors: The Guarantors.

iii.	Lenders: Exit Financing Lenders.

iv.	Principal Amount: US$1,100,000,000.

v.	Scheduled Maturity Date: Five years from the closing date; provided, however, that if the Conversion Date does not occur on or prior to December 1, 2023, the maturity date shall be December 1, 2023. Further, this facility will be subject to amortization payments of 1.00% of its original principal amount per year, payable quarterly, commencing the first full fiscal quarter after the Term Loan B Facility closing date, with a bullet repayment at maturity.

vi.	Interest: At LATAM’s election, either: (i) ABR (with a floor of 1.50%) plus an applicable margin of 8.75%; or (ii) Adjusted Term SOFR (with a floor of 0.50%) plus an applicable margin of 9.75% and, after LATAM emerges from Chapter 11, at LATAM’s option, alternatively at: (i) ABR (with a floor of 1.50%) plus an applicable margin of 8.5%; or (ii) Adjusted Term SOFR (with a floor of 0.50%) plus an applicable margin of 9.5%.

vii.	Offering Issue Discount: 8.5%.

viii.	Fees:

1.	Each Exit Financing Lender shall receive an amount equal to 2.00% of the aggregate amount of the commitments of such lender, payable on, and subject to the occurrence of, the closing date.

2.	Duration fee in an amount equal to 0.25% of the aggregate amount of the commitments of such party as of September 30, 2022, payable on, and subject to the occurrence of, the closing date.

3.	GS, in its capacity as administrative agent, shall receive an annual administration fee of US$75,000.

4.	See paragraph 6(a)(vii)(2) for a description of the fees payable to Wilmington Trust, N.A.

ix.	Security Interest and Preference: Same as the Revolving Facility.

The Term Loan B Facility will be able to be repaid at par starting in year three.

c.	Bridge Facility/Notes:

i.	Bridge Facilities:

1.	The Debtors have obtained commitments from affiliates of the Exit Financing Lenders for the Bridge Facilities; provided that as previously indicated, the Bridge Facilities will be repaid with proceeds obtained from the Notes and the Term Loan B Facility.

2.	Except as set forth below with respect to the maturity date and fees, the terms and conditions of the Bridge Facilities shall be substantially similar to the ones of the Notes as described further down.

a.	Maturity Date:

i.	Scheduled Maturity Date: One year from the closing date; provided, however, that if the Conversion Date does not occur on or prior to December 1, 2023, the maturity date shall be December 1, 2023.

ii.	Rollover: Notwithstanding the foregoing, subject to certain conditions precedent, on the first anniversary from the closing date, any loans under the Bridge Facilities that have not been previously repaid will be automatically converted into a senior secured term loan due on the date that is (y) five years after the closing date (in the case of the 5Y Notes) or (z) seven years after the closing date (in the case of the 7Y Notes); provided, however, that if the Conversion Date does not occur on or prior to December 1, 2023, this extended maturity date shall be December 1, 2023 (the “Rollover Date”).

b.	Fees: Each Exit Financing Lender shall receive:

i.	An amount equal to 1.125% of its aggregate committed principal amount under the Bridge Facilities. This fee shall be payable on, and subject to the occurrence of, the closing date.

ii.	A commitment fee in an amount equal to 1.125% of its aggregate committed principal amount under the Bridge Facilities. This fee shall payable on, and subject to the occurrence of, the closing date.

iii.	A duration fee in an amount equal to 0.25% of its aggregate committed principal amount as of September 30, 2022, payable on, and subject to the occurrence of, the closing date.

iv.	A funding fee in each case equal to 1.250% of its aggregate committed principal amount under the Bridge Facilities that are actually funded on the closing date. This fee shall be payable on, and subject to the occurrence of, the closing date.

v.	A rollover fee equal to 1.50% of its aggregate committed principal amount under the Bridge Facilities, outstanding on the Rollover Date, payable on, and subject to the occurrence of, the closing date.

vi.	See paragraph 6(a)(vii)(2) for a description of the fees payable to Wilmington Trust, N.A.

ii.	Notes:

1.	Issuers/Borrowers: The Company (as borrower), and PAS, (as Co-Borrower).

2.	Guarantors: The Guarantors.

3.	Principal Amount:

a.	In the case of the 5Y Notes, US$450,000,000.

b.	In the case of the 7Y Notes, US$700,000,000.

4.	Scheduled Maturity Date:

a.	In the case of the 5Y Notes, October 15, 2027.

b.	In the case of the 7Y Notes, October 15, 2029.

5.	Interest:

a.	In the case of the 5Y Notes, 13.375%.

b.	In the case of the 7Y Notes, 13.375%.

6.	Offering Issue Discount:

a.	In the case of the 5Y Notes, 5.6%.

b.	In the case of the 7Y Notes, 6.9%.

7.	Fees: See paragraph 6(a)(vii)(2) for a description of the fees payable to Wilmington Trust, N.A.

8.	Security Interest and Preference: Same as the Revolving Facility.

8.	As previously reported, the Exit Financing Commitment Letters also contemplate an additional financing to be provided in the form of a junior debtor-in-possession financing (the “Junior DIP Financing”) during the pendency of the Chapter 11 Proceeding (prior to the emergence thereto). To this effect, on October 3, 2022, the Company entered into a US$1,145,672,141.67 debtor-in-possession term loan credit agreement, and expects to close this financing on October 12, 2022 concurrently with the closing of the Exit Financing. The key terms and conditions of the Junior DIP Financing are set forth below:

a.	Borrower: The Company.

b.	Guarantors: The Debtors (different from LATAM).

c.	Principal Amount: US$1,145,672,141.67

d.	Scheduled Maturity Date: The earlier of December 1, 2023 and the date in which the Debtors emerge from the Chapter 11 Proceeding.

e.	Interest: At LATAM’s election, either (i) the ABR (with a floor of 1.50%) plus 12.5% or (ii) the Term SOFR Rate (with a floor of 0.50%) plus 13.5%.

f.	Fees:

i.	JPM will receive a monthly administration fee of $6,250 per month.

ii.	Wilmington Trust, N.A., will receive an annual junior collateral agent fee of US$30,000 plus U.S.$5,000 per joinder.

g.	Security Interest and Preference: To be secured substantially with the same guaranties and collateral that secure the Existing DIP Financing; provided, however, that the Exit Financing will be senior to the Junior DIP Financing

9.	Upon the closing of the Exit Financing and the Junior DIP Financing, the Existing DIP Financing will be fully repaid with the proceeds obtained therefrom.

II.	Backstop Commitment Agreements

1.	As previously reported, the Company has entered into backstop commitment agreements (the “Backstop Commitment Agreements”) with certain supporting claimholders and shareholders (collectively, the “Backstop Parties”) in furtherance to restructuring transactions set forth in the Plan of Reorganization.

2.	As reported in the material fact dated May 11, 2022, the outside date currently set forth under the Backstop Commitment Agreements is October 30, 2022. However, the Debtors are entitled to extend such date until November 30, 2022 in exchange of a 1.34846% payment calculated over the amounts backstopped thereunder (i.e., approximately US$73 million) (the “Extension Payment”).

3.	Given that the Debtors are currently contemplating to emerge from Chapter 11 during the first week of November, they were required to extend the outside date under the Backstop Commitment Agreements to November 30, 2022, and will therefore pay the Extension Payment to the Backstop Parties.

4.	As previously reported in the material fact dated May 11, 2022, the Extension Payment shall be deducted from the additional one-time cash distribution that will be distributed to general unsecured creditors that elect to receive the New Convertible Notes Class A or New Convertible Notes Class C contemplated in the Plan of Reorganization in settlement of their claims. Thus, payment of this Extension Fee will not constitute an additional disbursement by the Company from what has been previously disclosed.

The Company will keep its shareholders, creditors and the market informed on the progress of the Chapter 11 Proceeding.

Sincerely yours,

Roberto Alvo M.

CEO

LATAM Airlines Group S.A.